UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

Under the Securities Exchange Act of 1934

iBio, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

45107K102
(CUSIP Number)

E. Gerald Kay
c/o Integrated BioPharma, Inc.
225 Long Avenue, PO Box 278
Hillside, NJ 07205
(973) 926-0816

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Integrated BioPharma, Inc.
Attn:  Secretary
225 Long Avenue, PO Box 278
Hillside, NJ 07205

May 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP NO. 45107K102	SCHEDULE 13D
Page 2 of 8 Pages

1	NAME OF REPORTING PERSON E. Gerald Kay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,866,866
	8	SHARED VOTING POWER 2,078,859
	9	SOLE DISPOSITIVE POWER 3,866,866
	10	SHARED DISPOSITIVE POWER 2,078,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.49%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 3 of 8 Pages

1	NAME OF REPORTING PERSON EGK, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 778,729
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 778,729
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.37%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 4 of 8 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of iBio, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9 Innovation Way, Suite 100, Newark, Delaware 19711.

This Statement updates, with respect to E. Gerald Kay and EGK, LLC  (collectively, the “Reporting Persons”), information regarding Common Stock ownership and the related matters contained herein, the information initially reported in the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on August 21, 2008 by the Reporting Persons, Riva Kay Sheppard, Christina Kay, Robert B. Kay, EVJ, LLC, Carl DeSantis, CDS Group Holdings, LLC, CD Financial, LLC, and Integrated BioPharma, Inc. (“Integrated Biopharma”) in connection with the Common Stock.

Item 2. Identity and Background.

(a)     The names of the Reporting Persons are E. Gerald Kay and EGK, LLC.

(b)     The address for E. Gerald Kay and EGK, LLC is c/o Integrated BioPharma, Inc., 225 Long Avenue, Hillside, New Jersey 07205.

(c)     The principal occupation of E. Gerlad Kay is Chief Executive Officer of Integrated BioPharma, a nutritional supplement and herbal product company located at 225 Long Avenue, Hillside, New Jersey 07205.

(d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. E. Gerald Kay is a citizen of the United States of America.

(g)     EGK, LLC is organized under the laws of the State of Delaware.  EGK, LLC is a holding company for an investment in real estate.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported on this Statement were acquired by the Reporting Persons as a result of the spin-off (the “Spin-Off”) of the Issuer from Integrated BioPharma.  Shares of the Issuer were distributed to all of the stockholders of record of Integrated BioPharma as of August 12, 2008.  Integrated BioPharma’s stockholders received one share of the Issuer’s Common Stock for every one share of Integrated BioPharma common stock owned by them at the close of business on August 12, 2008. The date of distribution of the Issuer’s Common Stock was August 18, 2008.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 5 of 8 Pages

No funds or other consideration was used by any Reporting Person to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

Item 4. Purpose of Transaction.

The Reporting Persons have no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons may be deemed to have beneficial ownership of 5,945,695 shares of Common Stock, representing approximately 10.49% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon 56,692,095 shares outstanding on May 15, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 20, 2013).  The percentages of ownership reported above in this Item 5(a) were calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)     E. Gerald Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 3,866,866 shares of Common Stock. E. Gerald Kay may be deemed to share beneficial ownership as well as voting and dispositive power with two trusts for both of which E. Gerald Kay acts as trustee, the Riva Kay Grantor Trust and the Christina Kay Grantor Trust.  Each trust holds 16,697 shares of Common Stock.  E. Gerald Kay is the manager of EGK LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the 778,729 shares of Common Stock held by EGK LLC. As Chief Executive Officer of Integrated BioPharma, E. Gerald Kay may also be deemed to share beneficial ownership of the 1,266,706 shares held by Integrated BioPharma.

EGK, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 778,729 shares of Common Stock.

(c)     The Reporting Persons have not effected any transaction in the Common Stock in the past sixty days.

(d)     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

(e)     Not applicable.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.A.     Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2013	/s/E. Gerald Kay
E. Gerald Kay, individually

EGK, LLC
Dated: June 13, 2013	By: /s/E. Gerald Kay
Name: E. Gerald Kay
Title: Manager

CUSIP NO. 45107K102	SCHEDULE 13D
Page 8 of 8 Pages

EXHIBIT INDEX

99.A.     Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.